Exhibit 12.2

United Air Lines, Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor		Predecessor
	Six Months Ended June 30,	Period from February 1 to June 30,	Period from January 1 to January 31,
(In millions)	2007	2006	2006

Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings/(losses) in affiliates	$243	$(100)	$22,620

Add (deduct):
Fixed charges, from below	469	495	64
Distributed earnings of affiliates	-	3	-
Amortization of capitalized interest	-	-	1
Interest capitalized	(9)	(7)	-
Minority interest	(1)	-	-
Earnings (loss) as adjusted	$702	$391	$22,685

Fixed charges:
Interest expensed and capitalized and amortization
of debt discounts and issuance costs (a)	$345	$346	$42
Portion of rental expense representative
of the interest factor	124	149	22
Fixed charges, as above	469	495	64

Preferred stock dividend requirements (pre-tax) (b)	10	4	-
Fixed charges including preferred stock dividends	$479	$499	$64

Ratio of earnings to fixed charges	1.50	(c)	354.45
Ratio of earnings to fixed charges and preferred dividend requirements	1.47	(c)	354.45
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(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)
Successor Company 2007 dividends were adjusted using an estimated 2007 effective tax rate of approximately 47%. Preferred dividend requirements were nonexistent for the Predecessor Company as push down accounting was not applied prior to the adoption of fresh-start reporting.

(c)
Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $104 million and $108 million, respectively, for the period from February 1 to June 30, 2006.